ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG 07740 Jena

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N. W.
Washington, D. C. 20549
United States

Carl Zeiss Meditec AG
Goeschwitzer Strasse 51-52
07745 Jena
Germany

Phone: +49 36 41/ 220-105
Fax: +49 36 41/ 220-117
e-mail: j.brajer@meditec.zeiss.com

Division/Dept.: Corporate Affairs
Your contact: Jens Brajer

Our ref.: JB/LFi
Date: 2008-11-07

File No. 82-34817

08005912

SUPPL

Dear Ladies and Gentlemen,

Please find attached the following documents they were released to our shareholders:

Type of document	Date of release
Press Release	2008-11-06
Press Release	2008-11-07

Best regards,

Carl Zeiss Meditec AG
i. V.

Jens Brajer
Director Corporate Affairs

i. A.

Lydia Fischer
Assistant Corporate Affairs

11/18

RECEIVED

2008 NOV 18 P 12:19

FICE OF INTER...
CORPORATE F...

6 November 2008

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec takes over glaucoma diagnostics products from OEM partner

(Dublin/Calif. / Jena, 6 November 2008) Effective 5 November 2008, Carl Zeiss Meditec acquires all assets related to the manufacturing of two glaucoma diagnostic products from its long standing OEM supplier Welch Allyn, a leading manufacturer of frontline medical products and solutions. This is set out in an agreement between the two leading medical technology providers as signed yesterday. The assets acquired consist mainly of IP and manufacturing rights and design know-how. Both parties agreed on not disclosing any economic details of the agreement.

About Carl Zeiss Meditec

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activity: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, Acri.Tec GmbH and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and France (Carl Zeiss Meditec S.A.S, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Contacts

Carl Zeiss Meditec AG

Eva Sesselmann / Director Corporate Communications
P: +49 (0) 36 41 - 2 20 – 3 31
F: +49 (0) 36 41 - 2 20 - 1 12
@: e.sesselmann@meditec.zeiss.com

Patrick Kofler / Director Investor Relations
P: +49 (0) 36 41 - 2 20 – 1 06
F: +49 (0) 36 41 - 2 20 - 1 17
@: investors@meditec.zeiss.com

Web: http://www.meditec.zeiss.com

Press Release

6 November 2008

CARL ZEISS MEDITEC

About Welch Allyn
Founded in 1915 and headquartered in Skaneateles Falls, New York (USA), Welch Allyn is a leading global manufacturer of medical diagnostic equipment and a complete range of digital and connected solutions. With over 2,300 employees working in 17 different countries, Welch Allyn specializes in helping doctors, nurses and other frontline practitioners across the globe provide the best patient care by developing innovative products, breakthrough technologies and cutting-edge solutions that help them see more patients, detect more conditions, and improve more lives. More information about Welch Allyn and its complete line of connected products and solutions may be found at www.welchallyn.com.

Media Contact Welch Allyn:
Jamie Arnold, APR / Public Relations Manager
P: 315.685.4599
@: arnoldj@welchallyn.com
www.welchallyn.com

Press Release

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec's IOLMaster® becomes Gold Standard

10,000th IOLMaster® placed at customer site

(Jena, November 7th, 2008) Carl Zeiss Meditec AG achieved its 10,000th IOLMaster® placement earlier this month. The IOLMaster® is a diagnostic system to calculate all necessary eye measurements for determining the most appropriate replacement implant lens during cataract surgery, the most frequently performed surgery worldwide. Additionally, the IOLMaster® is a completely non-invasive biometry system that does not make contact with the patient's eye.

Douglas Liva, MD, a Paramus, New Jersey based ophthalmologist, received the landmark 10,000th IOLMaster®. "We chose to invest in the IOLMaster® because it is the most accurate method for determining the best lens for our cataract patients," said Dr. Liva. "The system is more precise, easier to operate and, ultimately, more comfortable for our patients than immersion ultrasound. For doctors that are implanting premium lenses, this technology is essential to the practice in terms of clinical benefits, technician workflow and patient satisfaction."

First introduced in September 1999, the IOLMaster® quickly and conveniently measures axial length as well as corneal curvature and anterior chamber depth, all of which are used to identify the most optimum artificial intraocular lens (IOL) for implantation during cataract surgery and other, refractive procedures. Without the IOLMaster®, ophthalmologists must use ultrasound, a diagnostic procedure that is more time consuming, less accurate and less comfortable for the patient.

The IOLMaster® Advanced Technology Software, Version 5, has been available since April 2007 and is even more precise and user-friendly than the first-generation system. Advanced keratometry provides more consistent and faster measurements, greater accuracy, fewer outliers and

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CARL ZEISS MEDITEC

increased user independency. In two separate studies conducted by Dr. Wolfgang Haigis, and Warren Hill, M.D., more than 95% of all cataract patients were measurable. Using state-of-the-art calculation methods, even IOLs for cataract patients who have previously undergone refractive laser correction can be determined easily.

"Our most recent version of the IOLMaster® is our response to the high demands that patients and doctors place on the results of cataract surgery," said Dr. Michael Kaschke, President and Chief Executive Officer of Carl Zeiss Meditec AG. "Today, when an artificial lens is inserted, it not only has to restore sight but also must facilitate optimum vision without the need for eyeglasses or contact lenses. This requires precise measurement and IOL refractive power calculation before surgery- which are exactly what the IOLMaster® offers. "

According to a study conducted by the American Society of Cataract and Refractive Surgery (ASCRS),[1] the IOLMaster® is the instrument of choice for measuring the axial length of the eye among ophthalmologists in the United States, and more than half of American surgeons use the IOLMaster®. In Germany the figure is as high as three out of every four cataract surgeons.

The IOLMaster® is part of the Carl Zeiss Meditec universal workflow system. The new DICOM gateway makes seamless data integration possible and the IOLMaster® can also be connected to the VISUPAC Star storage and review system, the clouded natural lens can be replaced by one of Carl Zeiss' innovative premium IOLs, and Carl Zeiss Meditec's comprehensive range of products offer postoperative check-ups and care.

According the World Health Organization (WHO), more than 75 million people worldwide have cataracts, a clouding of the eye's natural lens, which lies behind the iris and the pupil. Cataracts are responsible for 20 million cases of blindness in the world. Cataract surgery is one of the most frequently performed surgeries (on outpatient basis) worldwide, with more than 15 million operations carried out per year.

1 Survey: 2007 Practice Styles and Preferences of U.S. ASCRS Members David V. Leaming

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The procedure involves removing the natural lens and replacing it with an artificial lens, called an intraocular lens (IOL) that becomes a permanent part of the eye.

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Brief profile

Carl Zeiss Meditec AG (ISIN: DE 0005313704) is one of the world's leading medical technology companies. This market position is based on over 160 years of experience in optical innovation.

The company has two primary areas of activitiy: In the field of **ophthalmology** Carl Zeiss Meditec offers integrated solutions for treating the four main eye diseases: vision defects (refraction), cataracts, glaucoma and retinal disorders. The company's system solutions are employed in all phases of the disease management, from diagnosis to treatment and follow-up. Carl Zeiss Meditec has always applied its technological expertise to product innovations. These innovations range from basic systems such as slit lamps and fundus cameras to standard setting diagnostic systems such as the Humphrey® Field Analyzer, the Cirrus™ HD-OCT and the IOLMaster®, through to the surgical microscopes and innovative treatment systems in refractive laser surgery. The product portfolio in ophthalmic surgery is rounded off by innovative premium intraocular lenses and consumables.

In the field of **neuro and ENT surgery**, Carl Zeiss Meditec is the world's leading provider of surgical microscopes and microsurgical visualisation solutions for a very broad range of applications, such as tumor and vascular surgery in the head region and/or spinal surgery. The most recent example of our innovative performance in the area of microsurgery is the OPMI Pentero® visualisation system, which allows efficient and ergonomic patient treatment. Carl Zeiss Meditec will systematically expand its product range in this area and become a solution provider in neuro and ENT surgery as well.

Carl Zeiss Meditec's medical technology portfolio is rounded off by visualisation systems for doctors in private practice and promising future technologies such as intraoperative radiation therapy, which allows the targeted treatment of breast cancer and brain cancer directly during surgery.

An aging global population, rising expectations of doctors and patients, together with innovative treatment methods in medical technology are expected to promote market growth in the long term. Carl Zeiss Meditec holds an optimum position for future developments in the health sector. The company focuses its solution portfolio on the three medical challenges with a significant social and economic impact: loss of mobility, vision and cognitive abilities. The goal is to deliver technologies and application-oriented solutions that allow doctors to improve the quality of life of their patients and to further improve the efficiency of diagnosis and treatment.

Carl Zeiss Meditec AG is based in Jena, Germany, with subsidiaries in Germany (Carl Zeiss Surgical GmbH, Carl Zeiss Meditec Vertriebsgesellschaft mbH, *Acri.Tec AG and Carl Zeiss Medical Software GmbH), the USA (Carl Zeiss Meditec, Inc., Dublin California), in Japan (Carl Zeiss Meditec Co., Ltd., Tokyo), Spain (Carl Zeiss Meditec Iberia S.A., Madrid) and

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France (Carl Zeiss Meditec S.A.S, La Rochelle, and Carl Zeiss Meditec France SAS, Le Pecq).

Thirty-five percent of the Carl Zeiss Meditec shares are in free float. The remaining 65 percent are held by Carl Zeiss, one of the world's leading international groups engaged in the optical and opto-electronics industry.

Contact

Kerstin Nössig/ Public Relations
Goeschwitzer Straße 51-52
07745 Jena, Germany

Telefon: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 – 1 12

E-Mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

END

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